Exhibit 99.1

Kaspi.kz receives first international credit rating

Kaspi.kz has received its first international credit rating. Fitch rates Kaspi.kz investment grade BBB- with a stable outlook. This rating is separate from Kaspi Bank, a component of Kaspi.kz’s Fintech Platform, which has been tracked by international rating agencies for many years. Fitch also rates Kaspi Bank investment grade BBB- with a stable outlook.

According to Fitch, the rating reflects Kaspi.kz’s unique business profile, leading nationwide franchise and one of the strongest levels of operating profitability when compared to peers globally. Among the key rating drivers are:

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Diverse business model: Kaspi.kz’s Super App business model is unique in its ability to successfully combine leading franchises across payments, commerce and fintech.
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Stellar profitability: Past earnings growth has been extremely strong, while the rapid growth of Payments and Marketplace Platforms has resulted in diverse and more predictable earnings. Return on equity over the past 8 years has been an extraordinary 80%.

Mikhail Lomtadze, CEO & co-founder of Kaspi.kz, commented:

“This is the first time Kaspi.kz has received a credit rating. Fitch’s ratings for Kaspi.kz and Kaspi Bank, follow on from Moody’s decision to upgrade Kaspi Bank to investment grade. Moody’s also recently upgraded Kazakhstan’s credit rating, recognising the progress Kazakhstan’s government is making when it comes to delivering a fast-growing, diverse and modern digital economy, with solid financial fundamentals.”

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants.

Through these Super Apps consumers and merchants can access our leading Payments, Marketplace, and Fintech Platforms. All our services are designed to be highly relevant to users’ everyday needs and enable consumers and merchants to connect and transact, using our proprietary payments network.

The combination of a large, highly engaged consumer and merchant base, best-in-class, highly relevant digital products and a capex lite approach, results in strong top-line growth,

a profitable business model and enables us to continue innovating, delighting our users and fulfilling our mission.

Harvard Business School has written two case studies on Kaspi.kz which it continues to teach to its MBA students.

Kaspi.kz has been listed on Nasdaq since January 2024.

For further information david.ferguson@kaspi.kz +44 7427 751 275

Forward-looking statements

Some of the information in this announcement may contain projections or other forward-looking statements regarding future events or the future financial performance of Kaspi.kz. You can identify forward looking statements by terms such as "expect", "believe", "anticipate", "estimate", "intend", "will", "could," "may" or "might", the negative of such terms or other similar expressions. Kaspi.kz wish to caution you that these statements are only predictions and that actual events or results may differ materially. Kaspi.kz does not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Many factors could cause the actual results to differ materially from those contained in projections or forward-looking statements of Kaspi.kz, including, among others, general economic conditions, the competitive environment, risks associated with operating in Kazakhstan, rapid technological and market change in the industries the Company operates in, as well as many other risks specifically related to Kaspi.kz and its respective operations.